PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN
REPORT ON AUDITS OF FINANCIAL STATEMENTS for the years ended December 31, 1994 and 1993




PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN
Index

                                                							      PAGES
                                                  					     -------
Report of Independent Accountants                               1
Financial Statements:
  Statement of Net Assets Available for Benefits
    With Fund Information, December 31, 1994
    and December 31, 1993                                     2-3
  Statement of Changes in Net Assets Available
    for Benefits With Fund Information, for the
    years ended December 31, 1994 and December 31, 1993       4-5
  Notes to the Financial Statements                           6-9
Supplemental Schedules:
  Assets Held for Investment Purposes, December 31, 1994       10
  Reportable Transactions, December 31, 1994                   11





              REPORT OF INDEPENDENT ACCOUNTANTS

To the Trust Administrative Committee
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio

We have audited the statements of net assets available for benefits with fund information of Peoples Bancorp Inc. Retirement Savings Plan (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan Administrator, Peoples Bancorp Inc. Retirement Savings Plan Administration Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits with fund information for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the "Department of Labor's Rules and Regulations for Reporting and Disclosure" under the Employee Retirement Income Security Act of 1974 (ERISA). The Fund Information in the statement of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ COOPERS & LYBRAND L.L.P.
Coopers & Lybrand L.L.P.
Columbus, Ohio
March 29, 1995





PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits With Fund Information
December 31, 1994


                                                                Peoples
                                                                Bancorp
                                       Peoples      Peoples       Inc.        Special
                                        Stock     Certificates   Common        Stock
ASSETS                                 Fund ED     of Deposit    Stock        Fund EB     Other     Total


Investments, at fair value:
 Peoples Stock Fund EB                 $532,703                                                        $532,703
 Peoples certificates of deposit                   $343,704                                             343,704
 Peoples Bancorp Inc. common stock                               $2,364,552                           2,364,552
 Peoples Special Stock Fund EB                                                $107,796                  107,796
 Participant loans receivable                                                             $36,582        36,582
                                       --------    --------      ----------   --------    -------     ---------
                                  						532,703     343,704       2,364,552    107,796     36,582     3,385,337
                                       --------    --------      ----------   --------    -------     ---------

 Cash, non-interest-bearing                  73                          53         19         30           175
 Cash, interest-bearing                   7,700       7,700          15,000      5,000        600        36,000
 Employer's contribution receivable         512         218           1,711        319                    2,760
 Participants' contribution receivable    2,597       1,108           8,682      1,614       (630)       13,371
 Interest and dividends receivable        3,505       2,139          14,693        547                   20,884
                                       --------     -------       ---------    -------      ------    ---------
   Total assets                         547,090     354,869       2,404,691    115,295      36,582    3,458,527
                                       --------     -------       ---------    -------      ------    ---------


LIABILITIES

Excess contributions payable              4,407         175           5,125        351                   10,058
                                       --------     -------       ---------    -------      ------    ---------

   Total liabilities                      4,407         175           5,125        351                   10,058
                                       --------     -------       ---------    -------      ------    ---------

   Net assets available for benefits   $542,683    $354,694      $2,399,566   $114,944     $36,582   $3,448,469
                                       ========    ========      ==========   ========     =======   ==========






PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits With Fund
  Information, Continued
December 31, 1993



                                                                     Peoples
                                                                     Bancorp        Peoples
                                      Peoples         Peoples         Inc.          Special
                                       Stock        Certificates     Common          Stock
ASSETS                                Fund EB        of Deposit      Stock          Fund EB       Other         Total


Investments, at fair value:
 Peoples Stock Fund EB                $448,589                                                                  $448,589
 Peoples certificates of deposit                     $333,300                                                    333,300
 Peoples Bancorp Inc. common stock                                   $1,800,678                                1,800,678
 Peoples Special Stock Fund EB                                                      $44,523                       44,523
 Participant loans receivable                                                                     $59,346         59,346
                                      --------       --------        ----------     -------       -------      ---------
                               	       448,589        333,300         1,800,678      44,523        59,346      2,686,436
                                      --------       --------        ----------     -------       -------      ---------

 Cash, non-interest-bearing                 22             59                77          79        14,548         14,785
 Cash, interest-bearing                 16,300          3,500               300       3,000           200         23,300
 Participants' contribution receivable   3,480          1,355             9,326       1,347       (14,748)           760
 Interest and dividends receivable       1,852          2,950            11,891                                   16,693
                                      --------       --------        ----------     -------       -------      ---------
   Total assets                        470,243        341,164         1,822,272      48,949        59,346      2,741,974


LIABILITIES

Excess contributions payable               612            144             2,478         937                        4,171
                                      --------        -------        ----------     -------       -------      ---------

   Total liabilities                       612            144             2,478         937                        4,171
                                      --------        -------        ----------     -------       -------      ---------

   Net assets available for benefits  $469,631       $341,020        $1,819,794     $48,012       $59,346     $2,737,803
                                      ========       ========        ==========     =======       =======     ==========


The accompanying notes are an integral part of the financial statements.







PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits With
  Fund Information
for the year ended December 31, 1994




                                                                  Peoples
                                                                  Bancorp    Peoples
                                  Peoples         Peoples          Inc.      Special
                                   Stock        Certificates      Common      Stock
                                  Fund EB        of Deposit       Stock      Fund EB       Other       Total


Investment income:
 Dividend                         $12,812                         $54,437     $2,405                   $69,654
 Interest                             258        $21,074              595        144       $3,981       26,052
 Net appreciation (depreciation)
   in fair value of investments   (24,337)                        284,806     (6,022)                  254,447
                                  -------        -------          -------     ------       ------      -------
                           			    (11,267)        21,074          339,838     (3,473)       3,981      350,153
                                  -------        -------          -------     ------       ------      -------
Contributions and deposits:
  Participating employees          66,095         25,478          192,150     34,348                   318,071
  Participating employer           15,438          6,985           53,024      7,248                    82,695
                                  -------        -------          -------     ------       ------      -------
                           			     81,533         32,463          245,174     41,596                   400,766
                                  -------        -------          -------     ------       ------      -------

Benefits paid to participants      (4,573)       (18,174)         (13,771)    (1,328)      (2,407)     (40,253)
                                  -------        -------          -------     ------       ------      -------

Transfers                           7,359        (21,689)           8,531     30,137      (24,338)
                                  -------        -------          -------     ------       ------      -------

  Net increase (decrease)          73,052         13,674          579,772     66,932      (22,764)     710,666
                                  -------        -------          -------     ------       ------      -------

Net assets available for benefits:
    Beginning of year             469,631        341,020        1,819,794     48,012       59,346    2,737,803
                                  -------        -------        ---------     ------       ------    ---------

       End of Year               $542,683       $354,694       $2,399,566   $114,944      $36,582   $3,448,469
                                 ========       ========       ==========   ========      =======   ==========








PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits With
  Fund Information, Continued
for the year ended December 31, 1993




                                                                    Peoples
                                                                    Bancorp       Peoples
                                  Peoples          Peoples           Inc.         Special
                                   Stock         Certificates       Common         Stock
                                  Fund EB         of Deposit        Stock         Fund EB       Other        Total


Investment income:
 Dividend                         $8,627                            $42,914       $282                       $51,823
 Interest                          1,113          $22,052               211        269          $4,489        28,134
 Net appreciation in fair
   value of investments           38,931                            234,300      5,242                       278,473
                                  ------          -------           -------      -----          ------       -------
                            			   48,671           22,052           277,425      5,793           4,489       358,430

Contributions and deposits:
  Participating employees         59,236           26,410           167,978     24,107                       277,731
  Participating employer          14,037            6,924            47,557      4,940                        73,458
                                  ------           ------           -------     ------                       -------
                            			   73,273           33,334           215,535     29,047                       351,189
                                  ------           ------           -------     ------                       -------

Benefits paid to participants    (18,616)         (20,527)          (49,153)    (7,112)         (1,369)      (96,507)
                                 --------         --------          --------    -------         -------      --------

Transfers                         12,840          (58,914)            7,227     20,284          18,563
                                 --------         --------          --------    -------         -------

     Net increase (decrease)     116,168          (23,785)          451,034     48,012          21,683       613,112
                                 --------         --------          --------    -------         -------      --------

Net assets available for benefits:
   Beginning of year             353,463          364,805         1,368,760                     37,663     2,124,691
                                 -------          -------         ---------                     ------     ---------

        End of year             $469,631         $341,020        $1,819,794    $48,012         $59,346    $2,737,803
                                ========         ========        ==========    =======         =======    ==========



The accompanying notes are an integral part of the financial statements.







PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN
Notes to the Financial Statements

1.      DESCRIPTION OF PLAN:

a.      GENERAL: Peoples Bancorp Inc. Retirement Savings Plan (the
Plan) is a defined contribution plan covering substantially all employees of Peoples Bancorp Inc. and its subsidiaries (The Peoples Banking and Trust Company and The First National Bank of Southeastern Ohio) who have reached age 21. The Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of ERISA.
The Trustee of the Plan is The Peoples Banking and Trust
Company. (See the Summary Plan Description for a more complete description of the Plan.)


b. CONTRIBUTIONS: Participants may elect to contribute up to 15% of their base pay as a pretax contribution and an additional 10% of their base pay as an after tax contribution. Base pay includes bonuses, overtime, commission and incentive pay.
Peoples Bancorp Inc. or its subsidiary (the Corporation) will match 50% of an employee's contribution, up to a maximum of 3% of the employee's base pay.

	Employer contributions were as follows for the years ended
December 31:

	                                  			              1994          1993
	                                                 --------      --------
	The Peoples Banking and Trust Company             $75,203       $66,306
	The First National Bank of Southeastern Ohio        7,492         7,152
                                                  --------      --------
                                           			     $82,695       $73,458
                                                  ========      ========



c. ALLOCATION PROVISIONS: Each participant may designate, in 5% increments, the investment of contributions into the following funds:

   --- A large company domestic common stock fund, The Peoples Stock Fund EB of the Special Investment Funds of The Peoples Banking and Trust Company.

   --- A fixed income fund which consists of investments in deposit instruments of The Peoples Banking and Trust Company.

   --- A fund of common stock of the Corporation as purchased in the open market.

   --- A diversified common special stock fund, The Peoples Special Stock Fund of the Special Investment Funds of The Peoples
Banking and Trust Company.

	The Plan also allows participants to borrow specified amounts from their vested balances.


d. VESTING: Participants are immediately fully vested in their voluntary contributions, the employer's matching contributions, and actual earnings thereon.


e. PAYMENT OF ACCOUNT BALANCES: Upon retirement, benefits are generally paid in the form of a qualified joint and survivorship annuity for a married participant. If a married employee dies while a participant of the Plan, the employee's spouse would receive a qualified preretirement annuity equal to one-half of the deceased participant's vested balance; the remaining one-half will be distributed in a lump-sum payment. If a participant effectively waives the above distribution requirements, the participant may elect to receive either a lump-sum amount equal to the value of his or her account, or a series of substantially equal payments over a period not to exceed the greater of (a) the participant's life expectancy or
(b) the joint and last survivor life expectancy of the participant and his designated beneficiary.



2.      SUMMARY OF ACCOUNTING POLICIES:

Investment in Peoples Bancorp Inc. common stock is carried at quoted market prices.

The investment in the common stock fund is an investment in The Peoples Stock Fund EB of the Special Investment Funds of The Peoples Banking and Trust Company. The assets of the fund are primarily composed of stocks that are traded on national exchanges. The investment in the fund is valued at the Plan's proportionate share of net assets of the fund as of the most recent valuation date.

The investment in the Special Stock Fund is an investment in The Peoples Special Stock Fund of the Special Investment Funds of The Peoples Banking and Trust Company. The assets of the fund are primarily composed of small company stocks and common stock mutual funds. The investment in the fund is valued at the Plan's proportionate share of net assets of the fund as of the most recent valuation date.

The investment in The Peoples Banking and Trust Company certificates of deposit and the participant loans are recorded at cost which approximates fair market value.

Dividends and interest received from investments are recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


3.      INVESTMENTS:

Investments held by the Plan at December 31, 1994 and 1993 are summarized as follows:

                        		       		  1994                     1993
                             ---------------------     ---------------------
                        			   Units    Fair Value       Units    Fair Value
                             -------  ------------     -------  ------------

Peoples Stock Fund EB,
  The Peoples Banking
  and Trust Company          11,341      $532,703       9,083      $448,589

Peoples Certificates
  of Deposit, The Peoples
  Banking and Trust
  Company, various
  maturities and
  interest rates            343,704       343,704     333,300       333,300

Peoples Bancorp Inc.
  common stock               98,523     2,364,552      43,130     1,800,678

Peoples Special Stock
  Fund EB, The Peoples
  Banking and Trust Company   3,986       107,796       1,535        44,523

Participant Loans
  Receivable, various
  maturities and
  interest rates             36,582        36,582      59,346        59,346
                                      -----------               -----------
                               					   $3,385,337                $2,686,436
                                      ===========               ===========


On April 26, 1994, the Plan received 45,226 shares of Peoples Bancorp Inc. common stock from a 2-for-1 stock split.



4.      PLAN TERMINATION:

Although it has not expressed any intent to do so, Peoples Bancorp Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.



5.      TAX STATUS:

The Internal Revenue Service issued a determination letter July 20, 1987, stating that the Plan constitutes a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code and is, therefore, exempt from federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.



6.      PAYMENT OF EXPENSES:

The Corporation elected to pay all the administrative expenses and investment costs of the Plan. Should the Corporation elect not to pay all or part of such expenses, the Trustee then pays these expenses from the Plan.






PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN
Item 27(a) - Schedule of Assets Held for Investment Purposes
December 31, 1994

                                  				    	       Cost          Fair Value
                                      					     --------        ----------

Certificates of Deposit, The Peoples
  Banking and Trust Company:
    7.00% due 10/02/96                           $16,100          $16,100
    7.15% due 11/04/96                            11,900           11,900
    6.75% due 12/12/96                            34,700           34,700
    6.00% due 02/26/97                            47,500           47,500
    6.85% due 05/05/97                            20,000           20,000
    6.85% due 06/05/97                            10,000           10,000
    6.85% due 07/18/97                            15,900           15,900
    5.60% due 06/14/98                            14,804           14,804
    5.35% due 10/19/98                             1,800            1,800
    5.60% due 12/14/98                            13,000           13,000
    4.85% due 03/29/99                            27,900           27,900
    5.05% due 04/19/99                            10,000           10,000
    6.27% due 05/19/99                            23,000           23,000
    6.10% due 06/29/99                            26,000           26,000
    6.10% due 07/05/99                            17,000           17,000
    5.60% due 07/27/99                            15,400           15,400
    6.10% due 08/31/99                            16,700           16,700
    6.10% due 09/14/99                            22,000           22,000
                                      					   -----------      -----------
                                      					      343,704          343,704
                                              -----------      -----------

Peoples Bancorp Inc. common stock              1,347,070        2,364,552
Peoples Stock Fund EB                            448,371          532,703
Peoples Special Stock Fund                       108,694          107,796
Loans to participants, varied terms
  through 1999, varied interest rates
  from 8.0%-10.5%                                 36,582           36,582
                                      					  ------------     ------------
                                      					   $2,284,421       $3,385,337
                                      					  ============     ============






PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN
Item 27(d) - Schedule of Reportable Transactions
December 31, 1994



                               Number of      Amount of      Number of      Proceeds        Gain (loss)
 Description of Assets         Purchases      Purchases        Sales       from Sales         on Sale
 ---------------------         ---------      ---------      ---------     ----------       -----------


The Peoples Banking and
  Trust Company,
  certificates of deposit      9              $164,100       10            $153,696

Peoples Bancorp Inc.
  common stock                26               279,068

Fidelity U.S. Treasury
  Income Portfolio Fund      205             1,058,700      100           1,046,000


